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                      UNITED STATES                   OMB Number:3235-0145
             SECURITIES AND EXCHANGE COMMISSION       Expires:August 31, 1999
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                                SCHEDULE 13G

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. 1 )*


                       Univision Communications Inc.
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                              (Name of Issuer)


                     Class A Common Stock ("A Shares")
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                       (Title of Class of Securities)


                                 914906102
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                               (CUSIP Number)



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          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      |_|   Rule 13d-1(b)

      |_|   Rule 13d-1(c)

      |X|   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 914906102                   SCHEDULE 13G          Page 2 of 5 Pages


1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION
    NO. OF ABOVE PERSON

     Grupo Televisa, S.A.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   CITIZENSHIP OR PLACE OF ORGANIZATION

     Mexico

  NUMBER OF      5  SOLE VOTING POWER

   SHARES           9,412,432 A Shares

 BENEFICIALLY    6  SHARED VOTING POWER

OWNED BY EACH       -0-

 REPORTING       7  SOLE DISPOSITIVE POWER

PERSON WITH         9,412,432 A Shares

                 8  SHARED DISPOSITIVE POWER

                    -0-

9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,412,432 A Shares

10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)              [ ]
    EXCLUDES CERTAIN SHARES*

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

     15.84% of the A Shares (see response to Item 4)

12  TYPE OF REPORTING PERSON

     CO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

     Pursuant to Rule 13d-2(b) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, the Schedule 13G initially filed on February 14, 1997 by Grupo Televisa, S.A. with respect to the Class A common stock (the "Class A Stock") of Univision Communications Inc., is hereby amended by this Amendment No. 1 to the Schedule 13G to report a change in the information reported in the previous filing on Schedule 13G.

     Item 4 is hereby amended and restated in its entirety to read:


Item 4                  Ownership.(1)
                        ---------
                        (a)   Amount beneficially owned:
                        See Item 9 on Page 2 of the Cover Page(2)
                        (b)   Percent of Class:
                        See Item 11 on Page 2 of the Cover Page
                        (c)   Number of shares as to which such person has:

                              (i)  sole power to vote or to direct the vote:
                                   See Item 5 on Page 2 of the Cover Page

                              (ii) shared power to vote or to direct the vote:
                                   See Item 6 on Page 2 of the Cover Page

                              (iii) sole power to dispute or to direct the
                                   disposition of:

                                   See Item 7 on Page 2 of the Cover Page

                              (iv) shared power to dispute or to direct the
                                   disposition of:
                                   See Item 8 on Page 2 of the Cover Page



-----------------------------

(1) The filing of this Schedule 13G shall not be construed as an admission that the Reporting Person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any purposes other than Section 13(d) of the Securities Exchange Act of 1934. Grupo Televisa, S.A. disclaims that it constitutes part of a "group" with any other Person with respect to shares of Univision Communications Inc. Grupo Televisa, S.A. also disclaims beneficial ownership of shares of Univision Communications Inc. owned by any other Person pursuant to Rule 13d-4.

(2) Of the 5,742 shares of Class T Common Stock owned by Grupo Televisa, S.A. covered by this report, 5,742 are owned indirectly by Grupo Televisa, S.A. through its wholly owned subsidiaries (collectively, the "Company"). In addition, this report includes 9,406,690 shares of Class T Common Stock issuable upon exercise of Warrants held by the Company, 7,292 of which are held indirectly through a partnership in which the Company is a general partner. Such Warrants may be exercised so long as the aggregate shares owned by the Company, Venevision and all non-U.S. aliens do not represent more than 25% of the outstanding stock of Univision Communications Inc., and are not presently exercisable.

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 15, 1999

                                    By:  Grupo Televisa, S.A.
                                         By:    /s/ Rafael Carabias Principe
                                            --------------------------------
                                             Name:  Rafael Carabias Principe
                                             Title: Vice President of
                                                    Corporate



                                         By:    /s/ Jorge Lutteroth Echegoyen
                                            ---------------------------------
                                             Name:  Jorge Lutteroth Echegoyen
                                             Title: Controller
                                                    Vice President